UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                          012 Smile.Communications Ltd.
                          -----------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.1 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M98939107
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE
                                ----------------

The Reporting Persons previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, to report their beneficial ownership of the Issuer's ordinary shares (File No. 005-83780).

CUSIP No.  M98939107

1   NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER:  19,070,563 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  19,070,563 Ordinary Shares*

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,070,563 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 75.26%**

14  TYPE OF REPORTING PERSON:  CO

-----------------
* Internet Gold-Golden Lines Ltd., or Internet Gold, holds of record 19,070,563 ordinary shares of the Issuer. Eurocom Communications Ltd., or Eurocom Communications, is the controlling shareholder of Internet Gold, holding 70.15% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 70.15% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 19,070,563 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 25,340,770 ordinary shares that the Issuer advised were issued and outstanding as of August 10, 2009.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Eurocom Communications Ltd.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 19,480,563 Ordinary Shares*
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  19,480,563 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    19,480,563 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.87%**

14  TYPE OF REPORTING PERSON: CO

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 19,070,563 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.15% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 70.15% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 19,070,563 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 25,340,770 ordinary shares that the Issuer advised were issued and outstanding as of August 10, 2009.

CUSIP No.  M98939107


1   NAME OF REPORTING PERSON:  Shaul Elovitch

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [ ]
                                                                         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER:  -0- Ordinary Shares
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 19,480,563 Ordinary Shares*
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER:  -0- Ordinary Shares
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  19,480,563 Ordinary Shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                     19,480,563 Ordinary Shares*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 76.87%**

14  TYPE OF REPORTING PERSON:  IN

-----------------
* Eurocom Communications holds of record 410,000 ordinary shares of the Issuer, and Internet Gold holds of record 19,070,563 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold, holding 70.15% of its ordinary shares. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80.0% of Eurocom Holdings' shares and 75.0% of Eurocom Holdings' management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings.

     Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 410,000 ordinary shares of the Issuer held by Eurocom Communications. In addition, as a result of the foregoing, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the 70.15% of the ordinary shares of Internet Gold held by Eurocom Communications, and therefore, he may be deemed to have the sole voting and dispositive power as to the 19,070,563 of the ordinary shares of the Issuer held of record by Internet Gold.

** Based on 25,340,770 ordinary shares that the Issuer advised were issued and outstanding as of August 10, 2009.

Item 1. Security and Issuer

         This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.1 per share (the "Ordinary Shares"), of 012 Smile.Communications Ltd. (the "Issuer"), an Israeli company whose principal executive offices are located at 25 Hasivim Street, Petach-Tikva 49170, Israel.

Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Internet Gold-Golden Lines Ltd. ("Internet Gold"), Eurocom Communications Ltd. ("Eurocom Communications") and Mr. Shaul Elovitch (collectively, the "Reporting Persons").

         Internet Gold is an Israeli company listed on the NASDAQ Global Market and the Tel Aviv Stock Exchange. Internet Gold, through its principal operating subsidiary, the Issuer, is a growth-oriented communication services provider in Israel with a leading market position. Internet Gold's other operating subsidiary, Smile.Media Ltd., is a diversified Internet media company in Israel. The address of its principal office is 1 Alexander Yanai Street, Petach-Tikva 49277, Israel.

         Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 52503, Israel. Eurocom Communications is 50.33% owned by Eurocom Holdings and 49.0% of its shares are held by four holding companies, which are 80.0% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

         Mr. Shaul Elovitch, a citizen of Israel, serves as the chairman of the board of directors and chief executive officer of Eurocom Communications and Eurocom Holdings, and serves as the chairman of the board of directors of Internet Gold and the Issuer. Mr. Shaul Elovitch's business address is 2 Dov Friedman Street, Ramat Gan 52503, Israel.

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         During the last 90 days, Internet Gold purchased an aggregate of 615,242 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price for such 615,242 Ordinary Shares was approximately $4,212,640, all of which amount was paid by Internet Gold from its personal funds.

Item 4. Purpose of Transaction.
        -----------------------

         The 615,242 Ordinary Shares of the Issuer purchased by Internet Gold during the last 90 days were purchased for investment purposes. The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) Internet Gold is the beneficial owner of 19,070,563 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 75.26% of the issued and outstanding Ordinary Shares of the Issuer.

             Eurocom Communications and Mr Shaul Elovitch are the beneficial owners of 19,480,563 Ordinary Shares of the Issuer, which constitute approximately 76.87% of the issued and outstanding Ordinary Shares of the Issuer. of which (i) 410,000 Ordinary Shares of the Issuer are held of record by Eurocom Communications; and (ii) 19,070,563 Ordinary Shares of the Issuer are held of record by Internet Gold.

         The foregoing percentages are based on 25,340,770 Ordinary Shares that the Issuer advised were issued and outstanding as of August 10, 2009.

         (b) The Reporting Persons have shared power to dispose or direct the disposition of 19,070,563 Ordinary Shares of the Issuer held of record by Internet Gold.

              Eurocom Communications and Mr. Shaul Elovitch have shared power to dispose or direct the disposition of 410,000 Ordinary Shares of the Issuer held of record by Eurocom Communications.

         (c)(i) During the past 90 days, Internet Gold effected the following transactions in the Ordinary Shares of the Issuer. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange. Except for such transactions, Internet Gold has not effected any transactions in the Ordinary Shares of the Issuer during the past 90 days.

                                Number of Ordinary
       Date of Purchase          Shares Purchased            Price Per Share
       ----------------          ----------------            ---------------
          May 3, 2009                 25,176                      $5.89
          May 5, 2009                473,106                      $6.42
         July 16, 2009                41,960                      $8.75
         July 21, 2009                75,000                      $8.81


         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        ------------------------------------------------------------------------

         There are no present contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit 1 - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  August 11, 2009




                                       /s/Shaul Elovitch
                                       -----------------
                                       Mr. Shaul Elovitch



                                       /s/Shaul Elovitch
                                       -----------------
                                       Eurocom Communications Ltd.
                                       By: Shaul Elovitch
                                       Title: Chairman of the Board of Directors



                                       /s/Shaul Elovitch
                                       -----------------
                                       Internet Gold - Golden Lines Ltd
                                       By: Shaul Elovitch
                                       Title: Chairman of the Board of Directors

                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the attached Statement on Schedule 13D (and any amendment thereto) relating to the ordinary shares, par value NIS
0.1 per share, of 012 Smile.Communiations Ltd. is filed on behalf of each of them.


Date:  August 11, 2009




                                        /s/Shaul Elovitch
                                       -----------------
                                       Mr. Shaul Elovitch



                                       /s/Shaul Elovitch
                                       -----------------
                                       Eurocom Communications Ltd.
                                       By: Shaul Elovitch
                                       Title: Chairman of the Board of Directors



                                       /s/Shaul Elovitch
                                       -----------------
                                       Internet Gold - Golden Lines Ltd
                                       By: Shaul Elovitch
                                       Title: Chairman of the Board of Directors